EXHIBIT 12.1
Ameren Corporation
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2011(a)	2012	2013	2014	2015(b)
Earnings available for fixed charges, as defined:
Net income from continuing operations attributable to Ameren Corporation	$431,213	$515,491	$512,055	$587,313	$578,866
Income from equity investee	—	—	(57)	(498)	(484)
Distributed income from equity investee	—	—	—	1,020	—
Tax expense based on income	254,269	307,319	311,288	376,448	362,947
Fixed charges excluding capitalized interest and subsidiary preferred stock dividends tax adjustment (c)(d)	492,058	478,998	455,574	385,326	387,286
Amortization of capitalized interest (d)	3,544	3,435	1,477	—	—
Earnings available for fixed charges, as defined	$1,181,084	$1,305,243	$1,280,337	$1,349,609	$1,328,615
Fixed charges, as defined:
Interest expense on short-term and long-term debt (c)	$456,724	$440,590	$415,465	$348,470	$350,299
Capitalized interest (d)(e)	2,920	13,069	17,076	—	—
Estimated interest cost within rental expense	8,196	8,039	8,189	9,079	8,748
Amortization of net debt premium, discount, and expenses	21,110	23,926	25,477	21,334	21,796
Subsidiary preferred stock dividends	6,028	6,443	6,443	6,443	6,443
Adjust preferred stock dividends to pretax basis	3,561	4,529	4,116	4,102	3,783
Total fixed charges, as defined	$498,539	$496,596	$476,766	$389,428	$391,069
Consolidated ratio of earnings to fixed charges	2.37	2.63	2.69	3.47	3.40

(a)	Includes an $89 million regulatory disallowance associated with the Taum Sauk breach.

(b)	Includes a $69 million provision for the Callaway construction and operating license. See Note 2 - Rate and Regulatory Matters under Part II, Item 8, of this Form 10-K for additional information.

(c)	Includes net interest related to uncertain tax positions.

(d)	All capitalized interest is associated with discontinued operations.

(e)	Excludes allowance for funds used during construction.